UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

July 8, 2022

Commission File Number: 1-37968

YATRA ONLINE, INC.

Gulf Adiba, Plot No. 272, 4th Floor

Udyog Vihar, Phase-II

Sector-20, Gurugram-122008, Haryana

India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On July 8, 2022, the Board of Directors of Yatra Online, Inc. (the “Company”) determined to change the date of the Company’s 2022 Annual General Meeting (the “Annual General Meeting”) to Wednesday, August 24, 2022 at 6:00 P.M, local time, at the Company’s India office located at Gulf Adiba, Plot No. 272, 4th Floor, Udyog Vihar, Phase-II, Sector-20, Gurugram-122008, Haryana, India.

A revised Notice of Annual General Meeting is attached hereto and incorporated by reference herein.

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Notice of Annual General Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YATRA ONLINE, INC.

Date: July 8, 2022	By:	/s/ DHRUV SHRINGI
Dhruv Shringi
Chief Executive Officer